VIA EDGAR

September 28, 2016

Shannon Sobotka, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Mailstop 3233
Washington, D.C. 20549

Re:    Ramco-Gershenson Properties Trust
Form 10-K for the fiscal year ended December 31, 2015
Filed February 29, 2016
File No. 1-10093

Dear Ms. Sobotka:

We are writing in response to the letter of the Division of Corporation Finance, dated September 26, 2016, addressed to Ramco-Gershenson Properties Trust, a Maryland real estate investment trust (the “Company”), in connection with the above-referenced filing. For convenience we have incorporated the comment included in your letter in italicized text followed by our response.

Form 10-Q for interim period ended June 30, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Same Property Operating Income, page 28

1.
In future periodic filings and consistent with your August 23, 2016 response, please disclose that your redevelopment designation may also include a portion of certain properties designated as same property for which you are adding additional GLA or re-tenanting space. Additionally, disclose such properties and provide the GLA associated with each designation.

Response:
This will confirm that in future periodic filings and consistent with our August 23, 2016 response, we will disclose that our redevelopment designation may also include a portion of certain properties designated as same property for which we are adding additional GLA or re-tenanting space. In addition, in those instances we will disclose such properties and provide the GLA associated with each designation.

In connection with the responses above, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions with regard to this letter or require additional information, please contact me at (248) 592-6400, or at gbedrosian@rgpt.com.

Sincerely,

/s/ Geoffrey Bedrosian
Geoffrey Bedrosian
Executive Vice President, Chief Financial Officer and Secretary